Exhibit 99.3

Constellium

CONSTELLIUM N.V.
TUPOLEVLAAN 41-61
1119 NW SCHIPHOL-RIJK
THE NETHERLANDS

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 15:00 CET (9:00 AM EDT) on June 26, 2019. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 15:00 CET (9:00 AM EDT) on June 26, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Complete, sign and date your proxy card and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 prior to 15:00 CET (9:00 AM EDT) on June 26, 2019.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing annual general meeting materials, you can consent to receiving all future material electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions under "Vote by Internet" and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

SHAREHOLDER MEETING REGISTRATION
To vote and/or attend the meeting, go to the "Register for Meeting" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E81112-P26852 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CONSTELLIUM N.V.

The Board recommends you vote FOR the following proposals:

	Proposal	For	Against	Abstain
1.	Conversion of the Company into a European Company (*Societas Europaea* - SE) (Agenda Item 2)	☐	☐	☐
2.	Amendments to the Company's Articles of Association (Agenda Item 3)	☐	☐	☐
3.	Remuneration of the Non-Executive Board Members (Agenda Item 6 (ii))	☐	☐	☐
4.	Adoption of the Annual Accounts 2018 (Agenda Item 7)	☐	☐	☐
5.	Release from liability of Executive Board Member of the Company (Agenda Item 9)	☐	☐	☐
6.	Release from liability of Non-Executive Board Members of the Company (Agenda Item 10)	☐	☐	☐
7.	Authorization to the Board to allow the Company to repurchase its own shares (Agenda Item 11)	☐	☐	☐
8.	Authorization to the Board to issue shares and/or grant rights to subscribe for shares (Agenda Item 12)	☐	☐	☐
9.	Authorization to the Board to limit or exclude pre-emptive rights upon the issue of shares and/or the granting of rights to subscribe for shares. (Agenda Item 13)	☐	☐	☐
10.	Re-appointment of all Non-Executive Board Members. (Agenda Item 14 (i) through 14 (x))			
10a.	Mr. Michiel Brandjes	☐	☐	☐
10b.	Ms. Martha Brooks	☐	☐	☐
10c.	Mr. Richard B. Evans	☐	☐	☐
10d.	Ms. Stéphanie Frachet	☐	☐	☐
10e.	Mr. Philippe C.A. Guillemot	☐	☐	☐
10f.	Mr. Peter Hartman	☐	☐	☐
10g.	Mr. Guy Maugis	☐	☐	☐
10h.	Mr. John Ormerod	☐	☐	☐
10i.	Mr. Werner Paschke	☐	☐	☐
10j.	Ms. Lori Walker	☐	☐	☐
11.	Appointment of PricewaterhouseCoopers Accountants N.V. as Dutch independent auditor of the Company for 2019. (Agenda Item 15)	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Materials for the Annual General Meeting: The Invitation and Agenda and the Explanatory Notes are available at www.proxyvote.com and www.constellium.com. E81113-P26852 CONSTELLIUM N.V. Annual General Meeting June 27, 2019 at 17:00 CET (11:00 AM EDT) This proxy is solicited by the Board The shareholder(s) hereby appoint(s) or P.H.N. Quist, civil law notary in Amsterdam, the Netherlands, and/or his proxy-holder and/or his legal substitute and/or each (prospective) civil law notary of Stibbe, or any of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A Ordinary Shares of CONSTELLIUM N.V. that the shareholder(s) is/are entitled to vote at the Annual General Meeting, to be held at 17:00 CET (11:00 AM EDT) on June 27, 2019 at the offices of Stibbe (Beethovenplein 10, 1077 WM Amsterdam, the Netherlands). This proxy, when properly executed, will be voted in the manner directed herein. If no such instruction is made, this proxy will be voted in accordance with the Board’s recommendations. Continued and to be signed on reverse side